January 8, 2010

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:	Spark Networks, Inc.

Form 10-K for the Year Ended December 31, 2008, Filed March 26, 2009

Form 10-K/A for the Year Ended December 31, 2008, Filed July 21, 2009

File No. 001-32750

Dear Mr. Krikorian:

Based upon our research, discussions and correspondence with the SEC, we propose presenting our income statement in the manner appearing on page 3. We have identified those costs associated with our data center, including the personnel (and their related expenses) who maintain the equipment at our data center, and reclassified those expenses from Technical Operations to Cost of revenues. Additionally, we have reclassified credit card fees from General and Administrative to Cost of revenues. Separate from the cost of revenues matter, we have elected to remove our depreciation expense from each operating expense category and present depreciation expense in one distinct line item.

1/8/2010 Page 2 of 4

Before:

SPARK NETWORKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006
Net revenues	$57,266	$65,218	$68,853
Direct marketing expenses	15,010	21,095	24,574

Contribution	42,256	44,123	44,279

Operating expenses:
Sales & marketing	4,236	3,626	2,890
Customer service	2,322	3,103	3,560
Technical operations	3,976	4,416	6,239
Development	4,513	4,249	4,766
General & administrative	15,748	21,848	18,923

Amortization of intangible assets	787	1,356	1,184
Impairment of goodwill & long-lived assets	1,354	1,894	114

Total operating expenses	32,936	40,492	37,676

Operating income	9,320	3,631	6,603

Other (income)/expense and interest, net	107	(913)	(696)

Income before income taxes	9,213	4,544	7,299

Provision (benefit) for income taxes	4,425	(4,434)	736

Net income	$4,788	$8,978	$6,563

Net income per share - basic and diluted	$0.20	$0.31	$0.21
Weighted average shares outstanding - basic	23,637	29,218	30,580
Weighted average shares outstanding - diluted	23,640	29,250	31,248

1/8/2010 Page 3 of 4

After:

SPARK NETWORKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006
Net revenues	$57,266	$65,218	$68,853

Cost and expenses:
Cost of revenues (exclusive of depreciation shown separately below)	18,714	25,188	29,638
Sales & marketing	4,234	3,626	2,890
Customer service	2,319	3,018	3,214
Technical operations	1,917	1,893	2,317
Development	4,463	4,250	4,595
General & administrative	13,289	18,681	15,326
Depreciation	867	1,684	2,972
Amortization of intangible assets	787	1,356	1,184
Impairment of goodwill & long-lived assets	1,354	1,894	114

Total operating expenses	47,944	61,590	62,250

Operating income	9,322	3,628	6,603

Other (income)/expense and interest, net	106	(912)	(696)

Income before income taxes	9,216	4,540	7,299

Provision for income taxes	4,425	(4,434)	736

Net income	$4,791	$8,974	$6,563

Net income per share - basic and diluted	$0.20	$0.31	$0.21
Weighted average shares outstanding - basic	23,637	29,218	30,580
Weighted average shares outstanding - diluted	23,640	29,250	31,248

1/8/2010 Page 4 of 4

Should you have any questions or require any additional information, please contact the undersigned at (323) 658-3000 or by facsimile at (323) 658-3001.

Sincerely,

Spark Networks, Inc.

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg, Esq.

General Counsel

cc:	Adam S. Berger, Spark Networks Inc., Chief Executive Officer

Katherine J. Blair, Esq., K&L Gates LLP